Exhibit 99.2

October 23, 2020
TO THE SHAREHOLDERS OF CASTOR MARITIME INC.
Enclosed is a Notice of the 2020 Annual Meeting of Shareholders (the “Meeting”) of Castor Maritime Inc. (the “Company”), which will be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, on November 19, 2020 at 6:00 p.m. local time, and related materials.
At this Meeting, shareholders of the Company will consider and vote upon proposals:
1.	To elect one Class C Director to serve until the 2023 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2020 (“Proposal Two”);
3.
To approve one or more amendments, substantially in the form attached hereto as Exhibit I, to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-75 and in the aggregate at a ratio of not more than one-for-75, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (“Proposal Three”); and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.
Only holders of record of shares of our common stock, par value $0.001 per share, (the “Common Shares”) and shares of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on October 16, 2020 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share entitles the holder thereof to 100,000 votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote on the Proposals as a single class.
Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Two requires the affirmative vote of a majority of the votes cast by shareholders entitled to vote and voting at the Meeting. Adoption of Proposal Three requires the affirmative of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting. You are cordially invited to attend the Meeting in person. If you attend the Meeting, you may revoke your proxy and vote your shares in person.
IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
Very truly yours,

Petros Panagiotidis
Chief Executive Officer and Chief Financial Officer

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
October 23, 2020

NOTICE IS HEREBY given that the 2020 Annual Meeting of Shareholders (the “Meeting”) of Castor Maritime Inc. (the “Company”) will be held at 6:00 p.m. local time on November 19, 2020, at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, for the following purposes, of which Items 1, 2, 3 and 4 are more completely set forth in the accompanying Proxy Statement:

1.	To elect one Class C Director to serve until the 2023 Annual Meeting of Shareholders (“Proposal One”);
2.	To ratify the appointment of Deloitte Certified Public Accountants S.A., as the Company’s independent auditors for the fiscal year of 2020 (“Proposal Two”);
3.
To approve one or more amendments, substantially in the form attached hereto as Exhibit I, to the Company’s Articles of Incorporation to effect one or more reverse stock splits of the Company’s issued common shares, at a ratio of not less than one-for-two and not more than one-for-75 and in the aggregate at a ratio of not more than one-for-75, inclusive, with the exact ratio to be set at a whole number within this range to be determined by the Company’s board of directors (the “Board”), or any duly constituted committee thereof, in its discretion, and to authorize the Board to implement any such reverse stock split by filing any such amendment to the Company’s Articles of Incorporation with the Registrar of Corporations of the Republic of the Marshall Islands at any time following such approval (“Proposal Three”); and

4.	To transact other such business as may properly come before the meeting or any adjournment thereof.

The Board has fixed the close of business on October 16, 2020, as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

Only holders of record of shares of our common stock, par value $0.001 per share, (the “Common Shares”) and shares of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”) at the close of business on October 16, 2020 will be entitled to vote at the Meeting. Each Common Share then held entitles the holder thereof to one (1) vote and each Series B Preferred Share then held entitles the holder thereof to 100,000 votes on the Proposals. The holders of the Common Shares and the Series B Preferred Shares will vote on the Proposals as a single class.

IT IS IMPORTANT TO VOTE. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES. THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED. ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED IN FAVOR OF ALL THE PROPOSALS PRESENTED IN THE PROXY STATEMENT.
All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your Shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the Shares on October 16, 2020.
If you attend the Meeting, you may revoke your proxy and vote in person.
BY ORDER OF THE BOARD OF DIRECTORS

Petros Panagiotidis
Chief Executive Officer and Chief Financial Officer

October 23, 2020
Limassol, Cyprus

CASTOR MARITIME INC.
______________________

PROXY STATEMENT
FOR
ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 19, 2020
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of Castor Maritime Inc., a Marshall Islands corporation (the “Company”), for use at the Annual Meeting of Shareholders to be held at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, at 6:00 p.m. local time on November 19, 2020, or at any adjournment or postponement thereof (the “Meeting”), for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. This Proxy Statement and the accompanying form of proxy are expected to be mailed on or about October 23, 2020, to shareholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on October 16, 2020 as the record date (the “Record Date”) for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof. The Company had issued and outstanding 131,212,376 shares of common stock, par value $0.001 per share (the “Common Shares”) and 12,000 shares of our Series B Preferred Shares, par value $0.001 per share (the “Series B Preferred Shares” and, together with the Common Shares, the “Shares”). Each shareholder of record on the Record Date is entitled to one (1) vote for each Common Share and 100,000 votes for each Series B Preferred Share then held. The holders of the Common Shares and the Series B Preferred Shares shall vote on the Proposals as a single class. One or more shareholders representing at least one-third of the total voting rights of the Company present in person or by proxy at the Meeting shall be a quorum for the purposes of the Meeting. The Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof. Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting in order to permit further solicitation of proxies.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised. A proxy may be revoked by filing with the Secretary of the Company at 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Board consists of three members. As provided in the Company’s Articles of Incorporation, the Board has been divided into three classes and each director is elected to serve for a three-year term. Directors elected to the board serve until the annual meeting of shareholders three years after their election or until a director’s successor is duly elected. The term of the director in Class C expires at the Meeting. The term of the director in Class A will expire at the 2021 Annual Meeting of Shareholders and the term of the director in Class B will expire at the 2022 Annual Meeting of Shareholders.

The board of directors has nominated Petros Panagiotidis, currently a Class C Director, whose term expires at the 2020 Annual Meeting of Shareholders or whenever his successor is duly elected.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the person named in the enclosed proxy intends to vote the shares authorized thereby FOR the election of the following nominee. It is expected that the nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the person named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company’s Board

Information concerning the nominee for director of the Company is set forth below:

Name	Age	Position
Petros Panagiotidis	30	Director

Petros Panagiotidis is the founder of Castor Maritime Inc. He has been serving as the Company’s Chairman of the Board, Chief Executive Officer and Chief Financial Officer since its inception in September 2017. During his years with Castor Maritime, he has been actively engaged in the company's listing on the NASDAQ Capital Market in February 2019 and has been responsible for its corporate strategy and the management of its affairs. Prior to joining Castor Maritime, Mr. Petros Panagiotidis gained extensive experience working in shipping and investment banking positions focused on operations, corporate finance and business management. Mr. Panagiotidis holds a Bachelor’s degree in International Studies and Mathematics from Fordham University and a Master's Degree in Management and Systems with a concentration on Risk Management from New York University.

Audit Committee.  The Company’s Board has established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and recommending to the Board the engagement of the Company’s outside auditors. The Audit Committee currently consists of Georgios Daskalakis and Dionysios Makris.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTOR.  PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT AUDITORS

The Board is submitting for ratification at the Meeting the selection of Deloitte Certified Public Accountants S.A. (“Deloitte”) as the Company’s independent auditors for the fiscal year of 2020.

Deloitte has advised the Company that Deloitte does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of the majority of the votes cast by shareholders entitled to vote and voting at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR RATIFICATION OF THE APPOINTMENT OF DELOITTE CERTIFIED PUBLIC ACCOUNTANTS S.A. AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR OF 2020. UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL THREE

APPROVAL OF ONE OR MORE AMENDMENTS TO THE ARTICLES OF INCORPORATION TO
EFFECT ONE OR MORE REVERSE STOCK SPLITS OF THE ISSUED COMMON SHARES AT A RATIO
RANGING FROM ONE-FOR-TWO TO ONE-FOR-75
General
The Board believes that it is in the best interests of the Company and the shareholders and is hereby soliciting shareholder approval of one or more amendments to the Company’s Articles of Incorporation, to effect one or more reverse stock splits of the Company’s issued Common Shares at a ratio of not less than one-for-two and not more than one-for-75 and in the aggregate at a ratio of not more than one-for-75, inclusive (the “Amendment”). A vote FOR the Proposal will constitute approval of the Amendment providing for the combination of any number of shares of the Company’s issued Common Shares between and including two and 75 into one share of Common Shares and will grant the Board the authority to select which approved exchange ratios within that range will be implemented. If the shareholders approve this proposal, the Board will have the authority, but not the obligation, in its sole discretion, and without further action on the part of the shareholders, to each time select an approved reverse stock split ratio and effect the approved reverse stock split(s) by filing the Amendment(s) with the Registrar of Corporations of the Republic of the Marshall Islands at any time after the approval of the Amendment. If implemented, a reverse stock split will become effective as of the beginning of the business day after the filing of the Amendment with the Registrar of Corporations of the Republic of the Marshall Islands. The Amendment will not change the number of authorized shares or par value of the Common Shares. After a reverse stock split, if implemented, the number of authorized Common Shares will remain at 1,950,000,000 Common Shares.
The Board believes that shareholder approval of an exchange ratio range (rather than an exact exchange ratio) provides the Board with maximum flexibility to achieve the purposes of the reverse stock split. If shareholders approve the Proposal, the reserve stock split(s) will be effected, if at all, only upon a determination by the Board that the reverse stock split(s) is (are) in the Company’s and the shareholders’ best interests at that time. In connection with any determination to effect one or more reverse stock splits, the Board will set the time for such a split and select a specific exchange ratio within the range. These determinations will be made by the Board with the intention to create the greatest marketability of the Common Shares based upon prevailing market conditions at that time.
The Board reserves its right to elect not to proceed, and abandon, the reverse stock split if it determines, in its sole discretion, that implementing this proposal is not in the best interests of the Company and its shareholders.
Purpose and Background of Reverse Stock Split
The purpose for seeking approval to effect a reverse stock split is to increase the market price of each Common Share. The Company believes that the increased market price of the Common Shares expected as a result of implementing a reverse stock split will improve the marketability and liquidity of the Common Shares and will encourage interest and trading in the Common Shares. In addition, the Company believes that effecting a reverse stock split will help to maintain compliance with the minimum bid price of $1.00 per share listing that is a requirement to maintain the listing on the Company’s Common Shares on the Nasdaq Capital Market.
The Company and the Board believe that maintaining the listing of the Common Shares on the Nasdaq Capital Market is in the best interests of the Company and its shareholders and therefore proposes to undertake a reverse stock split to cause the Common Shares to remain trading above the minimum bid price requirement of the Nasdaq Capital Market.
The Board intends to effect a reverse stock split in connection with Proposal Three only if it believes that a decrease in the number of Common Shares outstanding is likely to improve the trading price for the Company’s Common Shares, and only if the implementation of a reverse stock split is determined by the Board to be in the best interests of the Company and its shareholders. There can be no assurance that any reverse stock split, if and when implemented, will achieve any of the desired results. There also can be no assurance that the Company will be successful in maintaining compliance with Nasdaq Capital Market requirements or that the price per share of the Company’s Common Shares immediately after any such reverse stock split, if implemented, will increase proportionately with any reverse stock split, or that any increase will be sustained for any period of time.
Procedure for Exchange of Stock Certificates
As soon as practicable after the effective date of a reverse stock split, shareholders holding Common Shares in physical certificate form will be sent a letter of transmittal from the Company notifying them that the reverse stock split has been effected. The letter of transmittal will contain instructions on how shareholders should surrender to the Company’s exchange agent certificates representing pre-split shares in exchange for certificates representing post-split shares. The Company expects that its transfer agent will act as its exchange agent for purposes of implementing the exchange of share certificates. No new certificates will be issued to a shareholder until such shareholder has surrendered such shareholder’s outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent. Any pre-split shares submitted for transfer, whether pursuant to a sale or other disposition, or otherwise, will automatically be exchanged for post-split shares. SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY CERTIFICATE(S) UNTIL REQUESTED TO DO SO.
Shareholders holding shares in book-entry form with the transfer agent need not take any action to receive post-split shares or cash payment in lieu of any fractional share interest, if applicable. If a shareholder is entitled to post-split shares, a transaction statement will automatically be sent to the shareholder’s address of record indicating the number of shares of common stock held following the reverse stock split.
Upon a reverse stock split, the Company intends to treat shares held by shareholders in “street name” through a bank, broker or other nominee in the same manner as registered shareholders whose shares are registered in their names.  Banks, brokers or other nominees will be instructed to effect the reverse stock split for their beneficial holders holding shares in “street name.” However, these banks, brokers or other nominees may have different procedures than registered shareholders for processing the reverse stock split and making payment for fractional shares. If a shareholder holds shares with a bank, broker or other nominee and has any questions in this regard, shareholders are encouraged to contact their bank, broker or other nominee.
Fractional Shares
No fractional shares will be created or issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares because they hold a number of pre-split shares not evenly divisible by the number of pre-split shares for which each post-split share is to be exchanged, will be entitled, upon surrender to the exchange agent of certificates representing such shares or, in the case of non-certificated shares, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the closing price of the common stock on the NASDAQ Capital Market on the last trading day prior to the effective date of the reverse stock split as adjusted for the reverse stock split as appropriate or, if such price is not available, a price determined by the Board. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment thereof as described herein.
Material U.S. Federal Income Tax Consequences
The following is a summary of the material U.S. federal income tax consequences of the reverse stock split to U.S. Holders (as defined below) of our Common Shares. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, and administrative rulings and court decisions in effect as of the date of this proxy statement, all of which may be subject to change, possibly with retroactive effect. This summary only addresses holders who hold their shares as capital assets within the meaning of the Code and does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders subject to special tax treatment, such as financial institutions, dealers in securities, insurance companies, regulated investment companies, persons that own shares as part of a hedge, straddle, or conversion transaction, persons whose functional currency is not the U.S. dollar, persons subject to the “base erosion and anti-avoidance” tax, persons that own, directly or constructively, 10% or more of our equity interests, foreign persons and tax-exempt entities. In addition, this summary does not consider the effects of any applicable state, local, foreign or other tax laws and does not address the U.S. federal income tax consequences of the reverse stock split to persons who are not U.S. Holders.
As used herein, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. citizen or resident, U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
If a partnership holds our Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our Common Shares, you are encouraged to consult your tax advisor.

We have not sought and will not seek any ruling from the Internal Revenue Service (the “IRS”), or an opinion from counsel with respect to the U.S. federal income tax consequences discussed below. There can be no assurance that the tax consequences discussed below would be accepted by the IRS or a court. The authorities on which this summary is based are subject to various interpretations, and it is therefore possible that the U.S. federal income tax treatment may differ from the treatment described below.
We urge holders to consult with their own tax advisors as to any U.S. federal, state, or local or foreign tax consequences applicable to them that could result from the reverse stock split.
The reverse stock split is intended to constitute a “reorganization” within the meaning of Section 368 of the Code and is not intended to be part of a plan to increase periodically a shareholder’s proportionate interest in our earnings and profits. Assuming the reverse stock split so qualifies,
• A U.S. Holder should not recognize any gain or loss for federal income tax purposes (except for cash, if any, received in lieu of a fractional Common Share);
• The U.S. Holder’s aggregate tax basis of the Common Shares received pursuant to the reverse stock split, including any fractional Common Share not actually received, should be equal to the aggregate tax basis of such holder’s Common Share surrendered in the exchange;
• The U.S. Holder’s holding period for the Common Shares received pursuant to the reverse stock split should include such holder’s holding period for the Common Shares surrendered in the exchange; and
• Cash payments received by the U.S. Holder for a fractional Common Share generally should be treated as if such fractional share had been issued pursuant to the reverse stock split and then redeemed by us, and such U.S. Holder generally should recognize capital gain or loss with respect to such payment, measured by the difference between the amount of cash received and such U.S. Holder’s tax basis in such fractional share. However, in certain circumstances, it is possible that the cash received in lieu of a fractional share could be characterized as a dividend for such purposes. U.S. Holders are encouraged to consult their tax adviser on the treatment of the receipt of cash in lieu of fractional shares in their specific situation.
U.S. Holders will be required to provide their social security or other taxpayer identification numbers (or, in some instances, additional information) to the transfer agent in connection with the reverse stock split to avoid backup withholding requirements that might otherwise apply. This information is generally provided on IRS Form W-9.  The letter of transmittal will require each U.S. Holder to deliver such information when the common stock certificates are surrendered following the effective date of the reverse stock split. Failure to provide such information may result in backup withholding at a rate of 24%.
THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO U.S. HOLDERS UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY ARISE UNDER THE TAX LAWS OF OTHER JURISDICTIONS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF SHAREHOLDERS.  YOU ARE ENCOURAGED TO CONSULT YOUR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT TO YOU, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.
Required Vote.  Approval of Proposal Three will require the affirmative of a majority of the voting power of the total number of Shares issued and outstanding and entitled to vote at the Meeting.
THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE AMENDMENT TO THE ARTICLES OF INCORPORATION TO EFFECT A REVERSE STOCK SPLIT.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

 SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company. Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, telegraph, or personal contact.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One, Two or Three have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting. Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO SHAREHOLDERS

The Company’s latest annual report to shareholders (the “Annual Report”) and this Proxy Statement are available on the Company’s website at www.castormaritime.com. Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report. To request a copy, please call Castor Maritime Inc. at (+357) 25-357-767, or write to Petros Panagiotidis at Castor Maritime Inc., 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus.

By Order of the Board of Directors

Petros Panagiotidis
Chief Executive Officer and Chief Financial Officer

October 23, 2020
Limassol, Cyprus

Exhibit I

If Proposal Three is adopted by the affirmative vote of a majority of all shares issued and outstanding and entitled to vote at the Meeting, the Company’s Articles of Incorporation may be amended to include the following language in order to give effect to the reverse split of the Company’s Common Shares.

“Effective with the commencement of business on [___________] [the first business day after filing or such other date as the Registrar of Corporations of the Republic of the Marshall Islands shall determine], the Corporation has effected a one-for-[whole number between two and seventy-five to be determined at the discretion of the Board of Directors] reverse stock split as to its issued common stock, pursuant to which the number of issued shares of common stock shall decrease from [________] to [________] as adjusted for the cancellation of fractional shares and which may be further adjusted for the cancellation of fractional shares.  The reverse stock split shall not change the par value of the common stock. The stated capital of the Corporation is hereby reduced from $[__________] to $[__________], as adjusted for the cancellation of the fractional shares and which may be further adjusted for the cancellation of fractional shares, and the amount of $[___________] as adjusted for the cancellation of fractional shares, and which may be further adjusted for the cancellation of fractional shares, is allocated to surplus.”